Exhibit 99.1

Teva Reports Second Quarter 2011 Results

-- 11% Growth in Sales; Record Cash Flow --

JERUSALEM--(BUSINESS WIRE)--July 26, 2011--Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported results for the quarter ended June 30, 2011.

Second Quarter Highlights:

  Quarterly net sales of $4.2 billion, an increase of 11%.1
  Quarterly non-GAAP net income and non-GAAP EPS of $984 million and $1.10, compared to $981 million and $1.08, respectively. Quarterly GAAP net income was $576 million, compared to $797 million; GAAP EPS totaled $0.64, compared to $0.88.
  Strong sales growth in Europe of 82% (60% in local currencies) and 22% in EEMA, Latin America and Asia (15% in local currencies).
  Strong sales growth in all branded franchises – respiratory (9%), women's health (45%), Azilect® in-market (38%), Copaxone® in-market (24%) – as well as API (12%(.
  Record cash flow from operations of $1,324 million and free cash flow of $897 million.
  For the first six months of 2011, sales increased by 11%, non-GAAP net income increased by 6% and non-GAAP EPS increased by 8%, compared to the first six months of 2010. On a GAAP basis, net income and EPS for the first six months of 2011 declined by 11% and 10%, respectively, compared to the comparable period in 2010.
  Settled patent litigation in connection with the at-risk launches of generic Lotrel® and generic Neurontin®.

Shlomo Yanai, Teva's President and CEO, commented, "Teva’s results during the second quarter reflect the positive impact of our strategic initiatives to further diversify our business and develop new growth drivers. Contributions from across our company enabled us to offset the challenges we faced in our U.S. generics business. We anticipate increased growth in U.S. generics, as well as continued growth across all our geographies and businesses, in the second half of the year.”

Sales in North America in the second quarter were $2,099 million (representing 50% of total sales), a decrease of 15%. Generic and other sales in the U.S. were $903 million in the quarter, down 40%. In contrast to last year, the current quarter lacked significant new launches and sales of key products (generic equivalents of Cozaar®, Hyzaar® Yaz®, Mirapex®, Eloxatin®, Protonix® and Lotrel®), sold in the second quarter of 2010 were absent or substantially diminished.

Sales in Europe in the second quarter of 2011 were $1,478 million, up 82%, accounting for 35% of total sales. In local currencies, sales in Europe grew by 60%. Growth in sales resulted primarily from the inclusion of ratiopharm, mainly in Germany, France, Spain and Italy. Generics sales in the major European markets grew organically2 by 10%, and generics sales in Germany grew organically by 8%. Overall organic growth in generics sales in Europe totaled 4% (all in local currencies).

Sales in EEMA, Latin America and Asia (International markets) in the second quarter of 2011 totaled $635 million, up 22%, accounting for 15% of total sales. In local currencies, sales in EEMA, Latin America and Asia grew by 15%. The growth in sales was attributable to higher sales in all major markets in Latin America (organic growth of 14% in generics sales in local currencies) as well as in Russia (organic growth of 11% in generics sales in local currency).

Global respiratory product sales totaled $240 million in the quarter, an increase of 9%. The increase in sales resulted primarily from growth in Europe, with strong global sales of Qvar®. Respiratory product sales in the U.S. totaled $139 million in the second quarter, a decrease of 3%. As of June 30, 2011, ProAir™ strengthened its leadership position with a 51% market share in the SABA (short acting beta agonist) market in the U.S., while Qvar® further solidified its number two position in the inhaled corticosteroid category (ICS) market with a 22% market share in the U.S., compared to 19%.

Global women's health product sales were $119 million in the quarter, up 45%. The increase in sales was driven primarily by the inclusion of sales of Theramex products in Europe, and to a lesser extent by an increase of sales in the U.S.

Global in-market sales of Azilect® reached a record $97 million in the quarter, an increase of 38%, with growth both in Europe and the U.S.

Global in-market sales of Copaxone®, the leading multiple sclerosis therapy in the U.S. and globally, reached a record $957 million in the second quarter of 2011, an increase of 24%. In the U.S., in-market sales increased 29% to $682 million, as a result of both price increases and volume growth. In-market sales outside the U.S. grew 13% to $275 million, with 9% unit growth, mostly in Spain, France, Germany, Italy and the U.K., as well as Mexico.

API sales to third parties totaled $183 million in the second quarter of 2011, up 12%.

Exchange rate differences had a positive impact on sales in the second quarter of 2011 of approximately $222 million, resulting primarily from the strengthening of certain currencies (primarily the euro) relative to the U.S. dollar. Foreign currency differences positively affected operating income by approximately $25 million on a GAAP basis and $40 million on a non-GAAP basis.

Non-GAAP net income and non-GAAP EPS for the second quarter of 2011 are adjusted to exclude the following items:

  Legal charges of $221 million primarily in connection with settlements of our at-risk launches of generic Lotrel® and generic Neurontin®, and some propofol product liability cases;
  Amortization of purchased intangible assets and an inventory step-up of $177 million;
  Restructuring and acquisition expenses and impairment of assets of $51 million;
  Costs related to regulatory actions taken in facilities of $45 million; and
  Related tax effects of $86 million.

Teva believes that excluding these items facilitates investors' understanding of the trends in the Company's underlying business. In the second quarter of 2010, non-GAAP net income and non-GAAP EPS excluded amortization of purchased intangible assets, restructuring expenses, income in connection with legal settlements, purchase of research and development in process, impairment of assets, financial expenses related to hedging activity in connection with the acquisition of ratiopharm, net of gains from the sale of marketable securities and related tax effects. See the attached tables for a reconciliation of U.S. GAAP reported results to the adjusted non-GAAP figures.

Non-GAAP gross profit margin was 57.3% in the second quarter of 2011, compared to 59.0%. Non-GAAP gross profit margin was impacted by the product mix in the U.S. – a decrease in the contribution from certain high margin generic products, partially offset by an increase in the contribution from branded products. GAAP gross profit margin was 52.2% in the second quarter of 2011, compared to 55.8%. The decrease in GAAP gross profit margin primarily reflects changes in product mix mentioned above, as well as amortization of purchased intangible assets related to the ratiopharm acquisition, costs related to regulatory actions taken in facilities and inventory step-up recorded in the current quarter.

Net Research & Development (R&D) expenditures in the second quarter of 2011 totaled $243 million, or 5.8% of sales, an increase of 12%, compared to $217 million, or 5.7% of sales. The increase in R&D spending reflects greater investment in branded products. Gross R&D in the second quarter of 2011, before reimbursement from third parties for certain R&D expenses, totaled approximately $262 million, or 6.2% of sales, an increase of 6%.

Selling and Marketing expenditures (excluding amortization of purchased intangible assets) were $794 million, or 18.9% of sales, for the second quarter of 2011, compared to $636 million, or 16.7% of sales.

General and Administrative (G&A) expenditures totaled $284 million, or 6.7% of sales, compared with $189 million, or 5.0% of sales. The increase in G&A expenses resulted primarily from the inclusion of ratiopharm and other acquired companies and significantly higher legal expenses.

Non-GAAP net financial income in the second quarter of 2011 totaled $20 million, resulted primarily from the settlement of various financial derivatives including an interest rate swap agreement executed on certain long term senior notes, compared with non-GAAP financial expense of $25 million in the second quarter of 2010.

The non-GAAP tax provision for the second quarter was $113 million of pre-tax non-GAAP income of $1,111 million. Teva's current estimate of the annual tax rate of non-GAAP income for 2011 is 11%, compared to 13% of pre-tax non-GAAP income for 2010. The current estimate for the 2011 non-GAAP tax rate is based on a mix of products manufactured in jurisdictions where Teva benefits from tax incentives. The product mix in future years is expected to be different, resulting in a higher tax rate. On a GAAP basis, the annual projected tax rate for 2011 is 5%.

Cash flow from operations during the second quarter of 2011 was $1,324 million, compared to $954 million. Free cash flow – excluding net capital expenditures (of $224 million) and dividends (of $203 million) – reached $897 million. Cash and marketable securities on June 30, 2011 amounted to $1.4 billion.

During the quarter, share repurchases totaled approximately 2.0 million shares for an aggregate purchase price of approximately $95 million. Since the beginning of December 2010, Teva has repurchased 11.8 million shares for approximately $594 million, of a total repurchase plan of up to $1 billion authorized in December 2010. As a result of share repurchases from December 2010 to June 2011 and the redemption of certain convertible debentures, Teva's share count was reduced by approximately 27 million shares during this period.

Total equity at June 30, 2011 was $23.7 billion, an increase of $1.7 billion, compared to $22.0 billion at December 31, 2010. The increase in total equity is attributable primarily to the GAAP net income of $1,337 million and positive impact of currency translations as of June 30, 2011, resulting from the strengthening of various currencies compared to the U.S. dollar (primarily the euro), partially offset by repurchases of Teva shares and dividends paid to shareholders.

For the second quarter of 2011, the weighted average share count for the fully diluted earnings per share calculation was 896 million on both a GAAP and non-GAAP basis. At June 30, 2011, the share count for calculating Teva's market capitalization was approximately 891 million.

Dividend

The Board of Directors, at its meeting on July 25, 2011, declared a cash dividend for the second quarter of 2011 of NIS 0.80 (approximately 23.5 cents according to the rate of exchange on July 26, 2011) per share.

The record date will be August 3, 2011, and the payment date will be August 18, 2011. Tax will be withheld at a rate of 15%.

Conference Call

Teva will host a conference call to discuss the Company's second quarter 2011 results, on Wednesday, July 27, 2011 at 8:30 a.m. ET. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website at www.tevapharm.com. A replay of the call will also be available until August 3, 2011, at 11:59 p.m. ET, by calling 858-384-5517 or 877-870-5176. The Conference ID is # 75436.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva currently employs approximately 42,000 people around the world and reached $16.1 billion in net sales in 2010.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and the impact of increased governmental pricing pressures, the effects of competition on sales of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the pending acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20F for the year ended December 31, 2010 and in our other filings with the U.S. Securities and Exchange Commission.

1 Unless otherwise noted, all comparisons are to the second quarter of 2010.

2 Organic sales assume ratiopharm and other acquisitions were included in Teva's results in the second quarter of 2010.

Consolidated Statements of Income
(Unaudited, U.S. dollars in millions, except share and per share data)

		Three months ended		Six months ended
		June 30,		June 30,
		2011	2010	2011	2010
Net sales		4,212	3,800	8,292	7,453
Cost of sales (a)		2,012	1,679	3,904	3,319
Gross profit		2,200	2,121	4,388	4,134
Research and development expenses – net		243	217	482	424
Selling and marketing expenses (b)		804	644	1,636	1,396
General and administrative expenses		284	189	505	371
Legal settlements, acquisition and restructuring expenses and impairment		272	(9)	301	25
Purchase of research and development in process		-	5	-	9
Operating income		597	1,075	1,464	1,909
Financial (income) expenses – net (c)		(20)	148	18	175
Income before income taxes		617	927	1,446	1,734
Provision for income taxes (d)		27	118	76	203
		590	809	1,370	1,531
Share in losses of associated companies – net		10	9	25	17
Net income		580	800	1,345	1,514
Net income attributable to non-controlling interests		4	3	8	4
Net income attributable to Teva		576	797	1,337	1,510

GAAP earnings per share attributable to Teva:	Basic ($)	0.65	0.89	1.49	1.69
	Diluted ($)	0.64	0.88	1.49	1.66
Weighted average number of shares (in millions):	Basic	892	895	895	894
	Diluted	896	921	899	921

Non-GAAP net income attributable to Teva:*		984	981	1,920	1,811

Non-GAAP earnings per share attributable to Teva:*	Basic ($)	1.10	1.10	2.15	2.03
	Diluted ($)	1.10	1.08	2.14	1.99

Weighted average number of shares (in millions):	Basic	892	895	895	894
	Diluted	896	921	899	921

* See reconciliation attached.

(a) Cost of sales includes $152 million and $122 million of amortization of purchased intangible assets in the three months ended June 30, 2011 and 2010, respectively, $45 million of costs related to regulatory actions taken in facilities in the three months ended June 30, 2011 and $15 million of inventory step-up in the three months ended June 30, 2011.
(b) Selling and marketing expenses includes $10 million and $8 million of amortization of purchased intangible assets in the three months ended June 30, 2011 and 2010, respectively.
(c) Financial expenses includes $147 million resulting from hedging of the ratiopharm acquisition offset by $24 million gain from sale of securities in the three months ended June 30, 2010.
(d) Provision for income taxes includes $86 million and $65 million of related tax effect of non-GAAP charges in the three months ended June 30, 2011 and 2010, respectively.

Condensed Balance Sheets
(U.S. dollars in millions)

	June 30,	December 31,
	2011	2010
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	1,139	1,248
Short-term investments	18	36
Accounts receivable	5,469	5,476
Inventories	4,458	3,866
Deferred taxes and other current assets	1,514	1,416
Total current assets	12,598	12,042
Long-term investments and receivables	650	632
Deferred taxes, deferred charges and other assets	88	138
Property, plant and equipment, net	4,815	4,357
Identifiable intangible assets, net	6,080	5,751
Goodwill	15,926	15,232
Total assets	40,157	38,152

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	1,927	1,432
Convertible senior debentures - short term	531	1,339
Sales reserves and allowances	3,727	3,403
Accounts payable and accruals	2,678	2,467
Other current liabilities	1,183	1,053
Total current liabilities	10,046	9,694
Long-term liabilities:
Deferred income taxes	1,392	1,348
Other taxes and long term payables	830	777
Employee related obligations	221	221
Senior notes and loans	3,920	4,097
Convertible senior debentures - long term	-	13
Total long term liabilities	6,363	6,456
Equity:
Teva shareholders’ equity:	23,685	21,947
Non-controlling interests	63	55
Total equity	23,748	22,002
Total liabilities and equity	40,157	38,152

Condensed Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Operating activities:
Net income	580	800	1,345	1,514
Increase (decrease) in operating assets and liabilities	613	(132)	590	(217)
Expenses not involving cash flow and others	131	286	289	543

Net cash provided by operating activities	1,324	954	2,224	1,840

Net cash provided by (used in) investing activities	(240)	189	(916)	(139)

Net cash provided by (used in) financing activities	(684)	1,525	(1,454)	1,350

Translation adjustment on cash and cash equivalents	18	(170)	37	(192)

Net change in cash and cash equivalents	418	2,498	(109)	2,859

Balance of cash and cash equivalents at beginning of period	721	2,356	1,248	1,995

Balance of cash and cash equivalents at end of period	1,139	4,854	1,139	4,854

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

	Six months ended				Six months ended
	June 30, 2011				June 30, 2010
	Unaudited U.S. dollars in millions				Unaudited U.S. dollars in millions
	(except per share amounts)				(except per share amounts)
	GAAP	Reconciliation	Variance from non-GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS	GAAP	Reconciliation	Variance from non-GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS
Net sales	8,292	-	8,292	-	7,453	-	7,453	-
Cost of sales	3,904	(423)	3,481	(0.47)	3,319	(244)	3,075	(0.26)
Gross profit	4,388	423	4,811	0.47	4,134	244	4,378	0.26
Research and development expenses - net	482	-	482	-	424	-	424	-
Selling and marketing expenses	1,636	(17)	1,619	(0.02)	1,396	(16)	1,380	(0.02)
General and administrative expenses	505	-	505	-	371	-	371	-
Legal settlements, acquisition and restructuring expenses and impairment	301	(301)	-	(0.33)	25	(25)	-	(0.03)
Purchase of research and development in process	-	-	-	-	9	(9)	-	(0.01)
Operating income	1,464	741	2,205	0.82	1,909	294	2,203	0.32
Financial expenses – net	18	-	18	-	175	(123)	52	(0.14)
Provision for income taxes	76	158	234	0.17	203	116	319	0.13
Net income attributable to Teva	1,337	583	1,920	0.65	1,510	301	1,811	0.33
Earnings per share attributable to Teva:
Basic	1.49	0.66	2.15		1.69	0.34	2.03
Diluted	1.49	0.65	2.14		1.66	0.33	1.99

Weighted average number of shares:
Basic	895	-	895		894	-	894
Diluted	899	-	899		921	-	921

Add back for diluted earnings per share calculation	*	-	*		22	-	22
Effective tax rate	5%	6%	11%		12%	3%	15%

* less than $0.5 million.

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

	Three months ended				Three months ended
	June 30, 2011				June 30, 2010
	Unaudited U.S. dollars in millions				Unaudited U.S. dollars in millions
	(except per share amounts)				(except per share amounts)
	GAAP	Reconciliation	Variance from non-GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS	GAAP	Reconciliation	Variance from non-GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS
Net sales	4,212	-	4,212	-	3,800	-	3,800	-
Cost of sales	2,012	(212)	1,800	(0.24)	1,679	(122)	1,557	(0.13)
Gross profit	2,200	212	2,412	0.24	2,121	122	2,243	0.13
Research and development expenses - net	243	-	243	-	217	-	217	-
Selling and marketing expenses	804	(10)	794	(0.01)	644	(8)	636	(0.01)
General and administrative expenses	284	-	284	-	189	-	189	-
Legal settlements, acquisition and restructuring expenses and impairment	272	(272)	-	(0.30)	(9)	9	-	0.01
Purchase of research and development in process	-	-	-	-	5	(5)	-	(0.01)
Operating income	597	494	1,091	0.55	1,075	126	1,201	0.14
Financial (income) expenses – net	(20)	-	(20)	-	148	(123)	25	(0.13)
Provision for income taxes	27	86	113	0.09	118	65	183	0.07
Net income attributable to Teva	576	408	984	0.46	797	184	981	0.20
Earnings per share attributable to Teva:
Basic	0.65	0.45	1.10		0.89	0.21	1.10
Diluted	0.64	0.46	1.10		0.88	0.20	1.08
Weighted average number of shares:
Basic	892	-	892		895	-	895
Diluted	896	-	896		921	-	921

Add back for diluted earnings per share calculation	*	-	*		11	-	11
Effective tax rate	4%	6%	10%		13%	3%	16%

* less than $0.5 million.

Non GAAP reconciliation items
(Unaudited, U.S. Dollars in millions)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Amortization of purchased intangible assets - under cost of sales	152	122	303	244
Costs related to regulatory actions taken in facilities - under cost of sales	45	-	95	-
Inventory step-up	15	-	25	-
Amortization of purchased intangible assets - under selling and marketing	10	8	17	16
Legal settlements and reserves	221	(23)	217	(6)
Restructuring and acquisition expenses	48	11	70	28
Impairment of long-lived assets	3	3	14	3
Purchase of research and development in process	-	5	-	9
Financial expenses related to hedging activity of the ratiopharm acquistion	-	147	-	147
Gain from sale of marketable securities	-	(24)	-	(24)
Related tax effect	(86)	(65)	(158)	(116)
Sales by Geographic Area
(Unaudited, U.S Dollars in millions)

	Three months ended
	June 30,		% of Total	% of Total
	2011	2010	2011	2010	% Change

North America	2,099	2,467	50%	65%	(15%)
Europe*	1,478	811	35%	21%	82%
International markets	635	522	15%	14%	22%
Total	4,212	3,800	100%	100%	11%

* Includes EU member states, Switzerland & Norway.
Sales by Geographic Area
(Unaudited, U.S Dollars in millions)

	Six months ended
	June 30,		% of Total	% of Total
	2011	2010	2011	2010	% Change

North America	4,163	4,776	50%	64%	(13%)
Europe*	2,822	1,623	34%	22%	74%
International markets	1,307	1,054	16%	14%	24%
Total	8,292	7,453	100%	100%	11%

* Includes EU member states, Switzerland & Norway.

CONTACT:
IR:
Teva Pharmaceutical Industries Ltd.
Elana Holzman, 972 (3) 926-7554
or
Teva North America
Kevin C. Mannix, 215-591-8912
or
PR:
Teva Pharmaceutical Industries Ltd.
Yossi Koren, 972 (3) 926-7554
or
Teva North America
Denise Bradley, 215-591-8912